PEPPER HAMILTON LLP
Hamilton Square
600 Fourteenth Street, N.W.
Washington, D.C. 20005-2004
August 9, 2007
VIA EDGAR AND FAX
U.S. Securities and Exchange Commission
Mail Stop 6010
100 F Street, N.E.
Washington, DC 20549

Attention:	Russell Mancuso
Branch Chief

Re:	TopSpin Medical, Inc.: Registration Statement on
Form SB-2 (File No. 333-144472)
Dear Mr. Mancuso:
     In connection with the above-captioned registration statement (the “Registration Statement”), and on behalf of TopSpin Medical, Inc. (the “Company”), we are hereby partially responding to comments provided to the Company by the staff of the Division of Corporation Finance (the “Division”) contained in your letter dated August 7, 2007, which we received yesterday morning. Please be advised that the Company intends to file a responsive Pre-Effective Amendment No. 1 immediately following the resolution of the comment addressed below.

26.	We note your response to prior comment 13. Please tell us the basis for your conclusion that a co-trustee under section 310(a)(3) of the Trust Indenture Act need not file a Statement of Eligibility. Cite all authority on which you rely.
     The Trust Indenture Act of 1939 was adopted by Congress to protect the interests of investors in notes, bonds, debentures, evidences of indebtedness and certificates of interest or participation therein, which are offered to the public. Significant changes in financial markets prompted Congress to amend the TIA through the Securities Act Amendments of 1990 (Pub. L. No. 101-550, 1990; 104 Stat. 2713), which included the Trust Indenture Reform Act (Pub. L. No. 101-550, 104 Stat. 2713). The reforms simplified the writing of indentures, recognized the increasing internationalization of corporations by creating opportunities for foreign institutions to serve as trustees, and revised standards for conflicts of interest.
     Section 310(a) of the TIA requires that at least one trustee under an indenture be a corporation with corporate trust powers, which is subject to governmental supervision or examination. Under paragraph (1), this trustee is referred to as the “institutional trustee.” Paragraph (1) also provides that, upon application or order, the Commission may permit a foreign corporation or person to act as a sole trustee under an indenture qualified or to be qualified under the Act. Congress specifically directed in this regard that the Commission consider whether a U.S. institutional trustee would be eligible to act as sole trustee under an indenture relating to securities sold within a foreign jurisdiction.

     Paragraph (3) of section 310(a) of the TIA permits the appointment of one or more co-trustees. In so providing, however, it requires that the rights, powers, duties, and obligations shall be imposed upon and exercised or performed by the institutional trustee alone or jointly with the co-trustee.
     In this regard, section 6.01 of the indenture filed as exhibit 4.2 to the Registration Statement (the “Indenture”), appoints Wilmington Trust Company, a Delaware banking corporation, to serve as such institutional trustee. Wilmington Trust certainly meets the requirements of paragraph (2) of section 310(a) of the TIA, relating to a combined capital and surplus of a minimum amount, as detailed in its Form T-1 filing. The Indenture clearly delineates throughout its provisions the duties, rights and obligations of Wilmington Trust as the institutional trustee versus the rights of the Israeli co-trustee. Article VII makes clear that the Israeli co-trustee, in its capacity as a trustee under the Indenture, shall not have the duties or obligations of the trustees set forth in the Indenture but shall be a trustee for the “sole and limited purpose of fulfilling the requirements of the [Israeli] Securities Law.”
     We are not aware of any guidance from the Commission, including the recently released interpretations of the TIA by the Division, that requires all co-trustees on an indenture to meet the eligibility requirements. Indeed, to so require would eviscerate the provision of paragraph (3) of section 310(a) of the TIA which authorizes an institutional trustee to exercise the rights, powers, duties and obligations of the institutional trustee alone.
     We respectfully submit that, with Wilmington Trust serving as the eligible institutional trustee, the Israeli co-trustee is not subject to any statutory criteria. We do not believe that the public interest or the protection of investors is advanced by the Division staff interpreting paragraph (3) of section 310(a) of the TIA to require that all co-trustees must file a statement of eligibility or, worse, to require that only foreign entities to do so.
     Your speedy response to the foregoing will be greatly appreciated as time is of the essence.
Sincerely,

/s/ Robert B. Murphy

Robert B. Murphy